UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 4, 2002

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Re: General Electric Company
Incoming letter dated December 17, 2001

Dear Ms. Fraser:

This is in response to your letter dated December 17, 2001 concerning the shareholder proposal submitted to General Electric Company by Charles Collins and Patricia Brennan. We also have received a letter on the proponents' behalf dated December 31, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Charles Collins
Ms. Patricia Brennan
In care of:
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1934 Act, Section 14(a)
Rule 14a-8(i)(6)

RECEIVED DEC 18 2001 SEC MAIL PROCESSING WASH. D.C. 354 SECTION

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 17, 2001

RECEIVED OFFICE OF CHIEF COUNSEL CORPORATION FINANCE 01 DEC 18 PM 3:35

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Share Owner Proposal by John Chevedden On Behalf of Charles Collins and Patricia Brennan

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE") intends to omit from its proxy materials for its 2002 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from John Chevedden on behalf of Charles Collins and Patricia Brennan:

> "To enhance shareholder value General Electric shareholders recommend increased independence for our directors. This proposal recommends a majority of directors on our full board be independent, for instance a 60% majority.
>
> "The standard of independence is the standard in the Council of Institutional Investors (www.cii.org): 'A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship.'
>
> "This proposal is requested to be implemented as quickly as possible as openings occur on the board. The independent directors alone would decide whether implementation is proceeding as quickly as possible. Also, require that any future action on this topic be put to shareholder vote – as a separate proposal."

A copy of the Proposal is attached as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(6).

The Proposal Is Excludable Under Rule 14a-8(i)(6) Because It Is Beyond the Power of the GE Board of Directors To Implement

The Proposal recommends that a majority of the directors on GE's Board of Directors "be independent," as therein defined, and that the Proposal be "implemented as quickly as possible as openings occur on the board." GE submits that its Board of Directors cannot implement the Proposal because it is my opinion, as a lawyer admitted to practice in New York, that under New York law the shareholders, not the Board, elect directors. GE is a New York corporation. Section 614 of the Business Corporation Law of New York provides that, with limited exceptions, directors shall be elected by the shareholders of the corporation. GE's by-laws (attached as Exhibit B) provide that the directors shall be elected each year at the annual meeting of shareholders (Art. II, Sec. A), although the Board may fill a vacancy that occurs on the Board between annual shareholders meetings (Art. VI).

For years, the Staff has concurred that proposals such as the instant Proposal calling for the election of a particular type of person as a director may be excluded under Rule 14a-8(i)(6) as beyond the power of the registrant's board of directors to implement. See, e.g., American Telephone & Telegraph Co. (December 13, 1985); US West, Inc. (December 22, 1993).

The Staff has recently confirmed that this position applies equally to requests to increase director independence on boards or committees, noting that, "in [the Staff's] view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." PG&E Corporation (January 22, 2001); AT&T Corp. (February 13, 2001); The Boeing Company (February 13, 2001); Bank of America (February 20,2001); Marriott International (February 26 / March 9, 2001); Mattel, Inc. (March 21, 2001). Recently, the Staff reaffirmed its January 2001 PG&E position in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), 6 Fed. Sec. L. Rep. (CCH) ¶60,014, at 50,177-78 ("PG&E demonstrated that it lacked the power or authority to implement the proposal.").

The Staff's no-action letter in each of PG&E, AT&T, Boeing, Bank of America, Marriott, and Mattel came in response to the registrant's letter emphasizing that, while boards of directors may typically *nominate* directors, share owners rather than boards *elect* directors, and thus there was no power or authority in boards to *ensure election* of directors meeting any particular criteria.

This principled distinction appeared to be the basis on which the Staff determined to grant no-action relief in each of PG&E, AT&T, Boeing, Bank of America, Marriott, and Mattel, consistent with the Staff's longstanding interpretation in this area. As noted above, in each case, the Staff's response stated that, "in [the Staff's] view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." This is equally true whether the proposal relates to the configuration of the board, or of board committees. It is also equally true regardless of how the proposal seeks to accomplish its objective, i.e., through recommending a by-law amendment, or simply a board resolution or policy. In any case, the board simply does not have the power to implement the proposal.

Furthermore, the principled distinction between the board's power to *nominate*, as opposed to *ensure election*, is reinforced in the instant case by the practical difficulty imposed on the GE Board by the Proposal's requirement that GE elect directors who meet specified independence criteria "as quickly as possible as openings occur on the board." Clearly, the GE Board lacks the power to implement the Proposal.

Like the instant Proposal, the proposal at issue in PG&E was viewed by the Staff in its no-action response as recommending that directors who meet certain specified independence criteria be added to the board as "future openings" occurred. Here, the Proposal goes even further by requesting that it be "implemented *as quickly as possible* as openings occur on the board." (Emphasis added.) Thus, if there is any practical difference at all between the omitted PG&E proposal and the instant Proposal, the instant Proposal places an even more urgent and difficult burden on the GE Board to ensure the present election of persons meeting the specified criteria and is, therefore, even more clearly excludable than was the PG&E proposal.

Similarly, the Staff allowed the proposals in both AT&T and Boeing to be excluded, even though the Staff responses noted that the language of those proposals called for a "transition" to independent directors, apparently leaving the method, pace, and timing of the "transition" to the registrants' boards. Here, by contrast, the instant Proposal does not contain the word "transition," but rather includes the requirement that the move to independent directors be "implemented as quickly as possible."

We are aware of the Staff's refusal to provide Rule 14a-8(i)(6) no-action relief to General Motors Company on an independence proposal. See General Motors Company (March 22/30, 2001). The proposal in General Motors was characterized by the Staff in both its March 22, 2001 response, and later in the July 13, 2001 SLB 14, as calling for a "transition" to independent directors. Indeed, in the SLB, the Staff stressed that both PG&E and General Motors "made similar arguments" in their no-action requests, "but differing language in the proposals resulted in different responses." The Staff in SLB 14 italicized the word "transition" in describing the General Motors proposal, emphasizing it as the key factor that distinguished the language of the proposal in General Motors from that of the proposal in PG&E, which did not give the PG&E board such flexibility. Significantly, the instant Proposal, like that at issue in PG&E, does not recommend a mere "transition" to independent directors. In fact, the Proposal never uses the word "transition."

Thus, like the proposal at issue in PG&E, the instant Proposal is excludable under Rule 14a-8(i)(6) since the GE Board "would lack the power or authority to implement the proposal." See PG&E, supra; SLB 14, supra.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Chevedden is being notified, on behalf of Mr. Collins and Ms. Brennan, that GE does not intend to include the Proposal in its 2002 proxy materials.

We expect to file GE's definitive proxy materials with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosures

cc: Special Counsel – Rule 14a-8 – No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

cc: Mr. Charles Collins
Ms. Patricia Brennan
In care of:
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

4 – THE MAJORITY OF DIRECTORS TO BE INDEPENDENT

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Charles E. Collins and Patricia M. Brennan, 35 Hampstead Road, Jamaica Plain, MA 02130, submit this proposal for vote at this shareholder meeting.

THE MAJORITY OF DIRECTORS TO BE INDEPENDENT

To enhance shareholder value General Electric shareholders recommend increased independence for our directors. This proposal recommends a majority of directors on our full board be independent, for instance a 60% majority.

The standard of independence is the standard in the Council of Institutional Investors (www.cii.org):

"A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship."

This proposal is requested be implemented as quickly as possible as openings occur on the board. The independent directors alone would decide whether implementation is proceeding as quickly as possible. Also, require that any future action on this topic be put to shareholder vote – as a separate proposal.

This proposal topic won a significant 31% of the yes-no votes in 2001

GE has a serious lack of independent directors.

The majority of the board is made up of:

- Current employees
- Former employees
- Directors who collect legal and financial service fees from GE

According to an independent analysis of the 2001 GE proxy:

- **63% of the full GE Board is not independent.**

"At least two-thirds of a corporation's directors should be independent," according to the Council of Institutional Investors. Institutional shareholders own a majority of GE stock.

Furthermore:

- 50% of the Nominating Committee is not independent.
- 50% of the Audit Committee is not independent.
- 50% of the Compensation Committee is not independent.

"All members of these committees should be independent," according to the Council of Institutional Investors.

The independence of directors is of greater importance at GE since:

1) **A director pension plan could further compromise the independence of GE directors.**

All the directors who joined the Board before 2001 continue to participate in a generous pension plan. Many large companies have eliminated pensions for all directors. Director pensions can align directors with management in contrast to the interests of all shareholders.

2) Three of only 7 independent directors, on a board of 19, have long tenure which can impact their independence:

Ms. Michelson	26 years
Mr. Rhodes	18 years
Mr. Sigler	18 years

What incentive is there for good corporate governance – highlighted by increased director independence?

A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.
Wall Street Journal June 19, 2000

In the interest of shareholder value and independent oversight of our company vote yes:

THE MAJORITY OF DIRECTORS TO BE INDEPENDENT
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Exhibit B

GENERAL ELECTRIC COMPANY

By-laws

(As amended through December 18, 1998)

Table of Contents

By-laws

By-laws
General Electric Company*

Article I
Office

The office of this Company shall be in the City of Schenectady, County of Schenectady, State of New York.

Article II
Directors

A. The stock, property and affairs of this Company shall be managed by a Board of Directors consisting of not less than ten members. The number of Directors shall be such number, not less than the aforesaid minimum, as shall be determined by vote of a majority of the entire Board of Directors, except as the number of Directors for any year shall be fixed by the shareholders at any annual statutory meeting by a majority vote of the outstanding shares entitled to vote thereon. The Directors shall be elected each year, at the annual statutory meeting of the shareholders, to hold office until the next statutory meeting, and until their successors have been elected and have qualified. One-third of the number of Directors constituting the entire Board, as that number shall be determined from time to time, shall be a quorum for the transaction of business.

B. Meetings of Directors

1. The Board of Directors may fix the time or times and the place or places of regular and special meetings of the Board. Special meetings of the Directors also may be held at any time by order of the Chairman of the Board, or in the absence of the Chairman of the Board, by order of the President, if then a separate officer, or upon the written direction of two of the Directors.

2. Notice of each special meeting shall be mailed or telegraphed to each Director at his residence or place of business at least two days before the meeting and notice shall be deemed to be given at the time of mailing or delivery to a telegraph office for transmission, but the said two days' notice need not be given to any Director who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to him. If the time and place of a regular meeting have not been fixed by the Board, notice of such meeting shall be given as in the case of a special meeting.

* As last amended and restated by Board of Directors on September 10, 1976, except for Article XI which was amended by shareholders on April 22, 1987; the first two sentences of Article II, Section A, which were amended on June 15, 1993; and Article III, which was amended by the Board of Directors on December 18, 1998.

3. The Board of Directors may prescribe an order of business for its meetings.

4. Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

5. Any one or more members of the Board of Directors or of any committee of the Board of Directors may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at any such meeting.

C. In respect to things not herein specially provided for, the Board of Directors may exercise the powers conferred on them by law.

Article III
Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members, a Management Development and Compensation Committee, an Audit Committee, a Finance Committee, an Operations Committee, a Public Responsibilities Committee, a Technology and Science Committee, and other committees, each consisting of one or more directors, and each of which, to the extent provided in the applicable resolution, shall have all the authority of the Board to the fullest extent permitted by law. The Board may designate one or more directors as ex officio members of any such committee who may replace any absent member or members at any meeting of such committee.

Article IV
Officers

A. As determined by the Board of Directors, the officers of this Company shall include:

1. A Chairman of the Board, who shall be chosen by the Directors from their own number. The Chairman of the Board shall be the Chief Executive Officer of the Company and in that capacity shall have general management, subject to the control of the Board of Directors, of the business of the Company, including the appointment of all officers and employees of the Company for whose election or appointment no other provisions is made in these By-laws; he shall also have the power, at any time, to discharge or remove any officer or employee of the Company, subject to the action thereon of the Board of Directors, and shall perform all other duties appropriate to this office. The Chairman of the Board

shall preside at all meetings of Directors, and he may at any time call any meeting of the Board of Directors; he may also at his discretion call or attend any meeting of any committee of the Board, whether or not a member of such committee.

2. One or more Vice Chairmen of the Board, who shall also be chosen by the Directors from their own number. The Board may designate one or more of the Vice Chairmen to be Executive Officers of the Company accountable to the Chief Executive Officer.

3. A President of the Company, who shall be chosen by the Directors from their own number. The office of President will normally be vested in the Chairman of the Board, provided, however, that in the discretion of the Board, the position of President may be established independent of, but accountable to, the Chairman during transition periods.

4. Two or more Vice Presidents, one or more of whom may also be designated Executive Vice Presidents or Senior Vice Presidents accountable to the Chief Executive Officer.

5. A Vice President-Finance, who shall be the principal financial officer of the Company, and who shall have such duties as the Board, by resolution, shall determine. In the absence or disability of the Vice President-Finance, the Chairman of the Board may designate a person to exercise the powers of such office.

6. A Comptroller and a Treasurer who shall be officers of the Company. The Treasurer and Comptroller shall perform such duties as may be assigned by the Vice President-Finance. In the absence or disability of the Comptroller or Treasurer, the Chairman of the Board may designate a person to execute the powers of such office.

7. A Secretary, who shall record in proper books to be kept for that purpose and have custody of the minutes of the meetings of the shareholders of the Company and of meetings of the Board of Directors and of committees of the Board (other than the Compensation Committee) and who shall be responsible for the custody and care of the seal of the Company. He shall attend to the giving and serving of all notices of the Company and perform such other duties as may be imposed upon him by the Board of Directors.

The Secretary may appoint an Associate Secretary and Attesting Secretaries, each of whom shall have the power to affix and attest the corporate seal of the Company, and to attest the execution of documents on behalf of the Company and who shall perform such other duties as may be assigned by the Secretary; and in the absence or disability of the Secretary, the Associate Secretary may be designated by the Chairman to exercise the powers of the Secretary.

8. Such other officers as the Board may from time to time appoint.

B. One person may hold two or more offices, except that no person shall simultaneously hold the offices of President and Secretary.

C. All officers shall be elected by the Board of Directors for an initial term which shall continue until the first Board meeting following the next annual statutory meeting of shareholders, and thereafter all officers shall be elected for one-year terms; provided, however, that all officers shall serve at the pleasure of the Board. Officers shall exercise such powers and perform such duties as the Chief Executive Officer may from time to time direct, provided that these powers and duties are not inconsistent with any outstanding Board resolutions.

D. In the event of the absence, incapacity, illness or the death of the Chairman of the Board, the President, if then a separate officer, shall assume the duties of the Chairman of the Board pending action by the Board of Directors; provided, however, that if there is not a separate President in office, the duties of the Chairman of the Board, pending action by the Board of Directors, shall be assumed by that Vice Chairman who is senior to the others in length of General Electric Company service.

Article V
Removal of Officers and Employees

A. Any officer or employee of the Company may be at any time removed by the affirmative vote of at least a majority of the Board of Directors. In case of such removal the officer so removed shall forthwith deliver all the property of the Company in his possession, or under his control, to some person to be designated by the Board. Nothing herein contained shall limit the power of any officer to discharge any subordinate.

B. The Board may at any time, in the transaction of business, temporarily delegate any of the duties of any officer to any other officer or person selected by it.

Article VI
Vacancies

Any vacancy occurring in the Board of Directors, or in any office, may be filled for the unexpired term by the Board of Directors.

Article VII
Meetings of Shareholders

Meetings of shareholders may be held at such time and in such place within or without the State of New York as the Board of Directors may determine, and the annual statutory meeting required by Section 602(b) of the New York Business Corporation Law shall be held on the fourth Wednesday in April of each year, or as the Board of Directors may from time to time otherwise determine.

Special meetings of the shareholders may be called by the Board, or upon the written request therefor of shareholders holding forty percent of the then issued stock of the Company, filed with the Secretary.

The Board of Directors may prescribe an order of business for meetings of shareholders. The Chairman of the Board, or in his absence, the President, if then a separate officer, shall preside at meetings of the shareholders; provided, however, that the Board of Directors may for any meeting of shareholders designate another officer or officers to preside.

Article VIII
Stock and Transfer

A. Certificates of stock, signed by the Chairman of the Board, or a Vice Chairman, or the President, if then a separate officer, or a Vice President and the Secretary or Treasurer, shall be issued to the shareholders. Such signatures may be facsimiles, engraved or printed, and in case any such officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such before such certificate is issued, such certificate may be issued by the Company with the same effect as if that officer had not ceased to be such at the date of its issue.

B. The stock shall be transferable only upon the books of the Company, by the holder thereof, in person, or by properly authenticated power of attorney.

C. The Board of Directors or Executive Committee may appoint suitable agents in the City of New York and elsewhere, to facilitate transfers by shareholders under such regulations as the Board may from time to time prescribe. The transfer books may be closed by the Board for such periods as may be deemed advisable for dividend or other purposes.

D. The Board of Directors or Executive Committee may appoint any Bank or Trust Company in the City of New York or elsewhere, to act as registrar of transfers of stock until otherwise ordered by the Board of Directors. After the appointment of any such registrar of transfers, no certificate thereafter issued for stock shall be binding upon the Company, or have any validity, unless countersigned by any such registrar of transfers, or by a successor of any such registrar appointed by the Board of Directors.

E. The Board of Directors may make such other and further regulations, with reference to the stock and its transfer, as to them may seem advisable from time to time.

F. The Board of Directors may call a meeting or meetings of shareholders for the purpose of authorizing an increase of the stock of this Company, at such time or times as to the Board may seem advisable.

Article IX
Examination of Books

The Board of Directors may, by resolution, make regulations respecting the examination of the books of the Company by shareholders.

Article X
Engineering Decisions and Activities

All engineering decisions made in a particular state pertaining to any project or engineering activities conducted by the Company in such state where so required by law, or where the Chief Executive Officer so directs, shall be made (a) by the employee of the Company who holds a certificate of registration as an engineer in such state and who has been specified by the Chief Executive Officer or the person designated by the Chief Executive Officer to make such specification, as the engineer in responsible charge of such project or engineering activities, or (b) by other responsible engineers under his direction or supervision.

Article XI
Indemnification

A. The Company shall, to the fullest extent permitted by applicable law as the same exists or may hereafter be in effect, indemnify any person who is or was or has agreed to become a director or officer of the Company and who is or was made or threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Company to procure a judgment in its favor and an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which such person is serving, has served or has agreed to serve in any capacity at the request of the Company, by reason of the fact that he or she is or was or has agreed to become a director or officer of the Company, or is or was serving or has agreed to serve such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid or to be paid in settlement, taxes or penalties, and costs, charges and expenses, including attorney's fees, incurred in connection with such action or proceeding or any appeal therein, provided, however, that no indemnification shall be provided to any such person if a judgment or other final adjudication adverse to the director or officer establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. The benefits of this Paragraph A shall extend to the heirs and legal representatives of any person entitled to indemnification under this paragraph.

B. The Company may, to the extent authorized from time to time by the Board of Directors, or by a committee comprised of members of the Board or members of management as the Board may designate for such purpose, provide indemnification to employees or agents of the Company who are not officers or directors of the Company with such scope and effect as determined by the Board, or such committee.

C. The Company may indemnify any person to whom the Company is permitted by applicable law to provide indemnification or the advancement of expenses, whether pursuant to rights granted pursuant to, or provided by, the New York Business Corporation Law or other rights created by (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, it being expressly intended that these By-laws authorize the creation of other rights in any such manner. The right to be indemnified and to the reimbursement or advancement of expenses incurred in defending a proceeding in advance of its final disposition authorized by this Paragraph C shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-laws, agreement, vote of shareholders or disinterested directors or otherwise.

D. The right to indemnification conferred by Paragraph A shall, and any indemnification extended under Paragraph B or Paragraph C may, be retroactive to events occurring prior to the adoption of this Article XI, to the fullest extent permitted by applicable law.

E. This Article XI may be amended, modified or repealed either by action of the Board of Directors of the Company or by the vote of the shareholders.

Article XII
Amendments of By-laws

These By-laws may be altered, amended or repealed, at any time, in the manner provided in the Certificate of Incorporation of this Company.

Article XIII
Emergency By-laws

A. This Emergency By-law shall become effective if the Defense Council of New York, as constituted under the New York State Defense Emergency Act now in effect or as it may hereafter be amended from time to time, shall order the effectiveness of emergency By-laws of New York Corporations and shall cease to be effective when the Council shall so declare. This Emergency By-law may also become effective in the manner outlined in Section E of this Article.

B. In the event this Emergency By-law shall become effective, the business of the Company shall continue to be managed by those members of the Board of Directors in office at the time the emergency arises who are available to act during the emergency. If less than three such Directors are available to act, additional Directors, in whatever number is necessary to constitute a Board of three Directors, shall be selected automatically from the first available officers or employees in the order provided in the emergency succession list established by the Board of Directors and in effect at the time an emergency arises.

C. For the purposes of Sections B and D(3) of this Article, a Director shall be deemed unavailable to act if he shall fail to attend a Directors meeting called in the manner provided in Section D(l) of this Article. This section, however, shall not affect in any way the right of a Director in office at the time an emergency arises to continue as a Director.

D. The Board of Directors shall be governed by the following basic procedures and shall have the following specific powers in addition to all other powers which it would otherwise have.

1. Meetings of the Board of Directors may be called by any Director, or by the first available officer or employee in the order provided in the emergency succession list referred to in Section B of this Article, by mailing to all Directors written notice thereof at their residence or place of business at least two days before the meeting and by using other reasonably available means of communication in an effort to contact each Director.

2. Three Directors shall constitute a quorum which may in all cases act by majority vote.

3. If the number of Directors who are available to act shall drop below three, additional Directors, in whatever number is necessary to constitute a Board of three Directors, shall be selected automatically from the first available officers or employees in the order provided in the emergency succession list referred to in Section B of this Article.

4. Additional Directors, beyond the minimum number of three Directors, but not more than three additional Directors, may be elected from any officers or employees on the emergency succession list referred to in Section B of this Article.

5. Any Director, other than a Director in office at the time an emergency arises, may be removed by a majority vote.

6. The Board of Directors may establish any additional procedures and may amend any of the provisions of this Article concerning the interim management of the affairs of the Company in an emergency if it considers it to be in the best interests of the Company to do so, except that it may not change Sections C or D(5) of this Article in any manner which excludes from participation any person who was a Director in office at the time an emergency arises.

7. To the extent that it considers it practical to do so, the Board of Directors shall manage the business of the Company during an emergency in a manner which is consistent with the Certificate of Incorporation and By-laws. It is recognized, however, that in an emergency it may not always be practical to act in this manner and this Emergency By-law is intended to and hereby empowers the Board of Directors with the maximum authority possible under the New York State Defense Emergency Act, and all other applicable law, to conduct the interim

management of the affairs of the Company in an emergency in what it considers to be in the best interests of the Company.

E. If an obvious defense emergency exists because of an enemy attack and, if by reason of the emergency, the Defense Council of New York is itself unable to order the effectiveness of emergency by-laws as contemplated by Section A of this Article, then:

1. A quorum of the Board of Directors pursuant to Article II of these By-laws may order the effectiveness of this Emergency By-law or

2. If a quorum of the Board of Directors pursuant to Article II of these By-laws is not present at the first Board of Directors meeting called, in the manner provided in Section D(l) of this Article, after an emergency arises, then the provisions of this Emergency By-law shall automatically become effective and shall remain in effect until it is practical for a normally constituted Board of Directors to resume management of the business of the Company.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

December 31, 2001
Via UPS

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Shareholder Response to Company No Action Request
The Majority of Directors to be Independent
Established Shareholder Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the GE no action request. It is believed that the GE request must meet the burden of proof.

1) The company claims the board does not have the full power to implement:
This proposal does not specify that the board is exclusively assigned the full responsibility to implement proposal 4.
2) The text of proposal 4 does not specify or suggest that shareholders have no role in implementation.
3) Proposal 4 does not specify or suggest that shareholders be excluded from voting for directors.
4) Proposal 4 does not specify or suggest that shareholders must rely solely on the directors to both nominate and elect directors.
5) The company appears to present a number of weak analogies. The company cites other cases not parallel to Proposal 4:
6)For instance in *PG&E Corporation* (January 22, 2001) the PG&E proposal stated, "Appoint independent directors to all key board committees."
7)Proposal 4 "recommends a majority of directors on our full board be independent." Proposal 4 does not limit a specific party, the board, to implement Proposal 4.
8) The company-cited PG&E proposal also specified "Appoint." It is believed that only GE directors and management have the power to "appoint." It is not believed that GE shareholders have the power to appoint at GE.
9) Proposal 4 recommends that the independent directors have a specified role in the gradual implementation process.
10) The company highlights a "transition" in *General Motors* (March 22/30, 2001):
11) It is believed that the Proposal 4 text, "Independent directors alone would decide whether implementation is proceeding as quickly as possible," is consistent with a "transition."
12) Company appeal to pity:
"Difficult burden on the GE Board."

13) The company appeal to pity implicitly admits a gap between the mild practice proposed here (majority of independent directors) and the current company practice:
"Difficult burden on the GE Board."

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: Charles Collins
Patricia Brennan
GE

4 – THE MAJORITY OF DIRECTORS TO BE INDEPENDENT

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Charles E. Collins and Patricia M. Brennan, 35 Hampstead Road, Jamaica Plain, MA 02130, submit this proposal for vote at this shareholder meeting.

THE MAJORITY OF DIRECTORS TO BE INDEPENDENT

To enhance shareholder value General Electric shareholders recommend increased independence for our directors. This proposal recommends a majority of directors on our full board be independent, for instance a 60% majority.

The standard of independence is the standard in the Council of Institutional Investors (www.cii.org):

"A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship."

This proposal is requested be implemented as quickly as possible as openings occur on the board. The independent directors alone would decide whether implementation is proceeding as quickly as possible. Also, require that any future action on this topic be put to shareholder vote – as a separate proposal.

This proposal topic won a significant 31% of the yes-no votes in 2001

GE has a serious lack of independent directors.

The majority of the board is made up of:

- Current employees
- Former employees
- Directors who collect legal and financial service fees from GE

According to an independent analysis of the 2001 GE proxy:

- **63% of the full GE Board is not independent.**

"At least two-thirds of a corporation's directors should be independent," according to the Council of Institutional Investors. Institutional shareholders own a majority of GE stock.

Furthermore:

- 50% of the Nominating Committee is not independent.
- 50% of the Audit Committee is not independent.
- 50% of the Compensation Committee is not independent.

"All members of these committees should be independent," according to the Council of Institutional Investors.

The independence of directors is of greater importance at GE since:

1) A director pension plan could further compromise the independence of GE directors.

All the directors who joined the Board before 2001 continue to participate in a generous pension plan. Many large companies have eliminated pensions for all directors. Director pensions can align directors with management in contrast to the interests of all shareholders.

2) Three of only 7 independent directors, on a board of 19, have long tenure which can impact their independence:

Ms. Michelson	26 years
Mr. Rhodes	18 years
Mr. Sigler	18 years

What incentive is there for good corporate governance – highlighted by increased director independence?

A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Wall Street Journal June 19, 2000

In the interest of shareholder value and independent oversight of our company vote yes:

THE MAJORITY OF DIRECTORS TO BE INDEPENDENT
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 17, 2001

The proposal recommends that the board increase independence and that the majority of directors on the board be independent.

There appears to be some basis for your view that General Electric may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if General Electric omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor